Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces

Appointment of Mr. Xuefeng Li as Interim CFO

BEIJING, China, June 29, 2018 – Xinyuan Real Estate Co., Ltd. ("Xinyuan" or the "Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and also in other countries, today announced that Ms. Helen Zhang has resigned from her role as the Company’s Chief Financial Officer, effective June 29, 2018.

Mr. Xuefeng Li, currently general manager of the financial management department of the Company, has been appointed as interim CFO.

Mr. Li joined Xinyuan in February 2017 as the general manager of the Company's financial management department. Before joining Xinyuan, Mr. Li worked for China Wanda Group and held senior management positions in its various subsidiaries including Wanda Hotels, Wanda Commercial Real Estate, Wanda Kids Entertainment, Wanda E-Commerce and Wanda Culture Group. Mr. Li has 16 years of experience in accounting, financial management, and capital operations. He graduated from Dongbei University of Finance and Economics in 2002 with a bachelor’s degree in taxation and a master’s degree in accounting. In 2004, he obtained the Chinese Certified Public Accountant designation.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “Since Mr. Xuefeng Li joined Xinyuan a year and a half ago, he has become familiar with and mastered the business and processes of Xinyuan. Mr. Li has extensive experience in financial management and capital operations. We believe he is well positioned to move into the interim CFO role immediately. We look forward to his contributions as we continue to scale our operations in China and overseas.”

“On behalf of the Company, I would like to thank Ms. Helen Zhang for her financial leadership and her contributions to Xinyuan’s business development over the years. We wish her all the best in her future endeavors,” Mr. Zhang concluded.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Investors:

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com